Exhibit 99.2

Code of Business Ethics for Directors

UNCONTROLLED IF PRINTED

Directors have a duty to manage or supervise the management of the business and affairs of the Company. In carrying out this duty, the Company expects directors to act honestly and in good faith with a view to the best interests of the Company. To this end, the Board of Directors has committed itself to maintaining a high standard of Corporate Governance which incorporates as its basis principles of good conduct and high ethical behaviour.

To discharge their duties, the Directors have adopted the following principles for business conduct and ethical behavior.

Compliance with Law

The Directors shall conduct all their business and affairs in full compliance with applicable laws, rules and regulations and shall encourage and promote such behaviors for themselves, officers and employees.

Conflicts of Interest

Directors shall conduct their business and affairs in a manner that ensures their private or personal interests do not interfere or appear to interfere, with the interests of the Company including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, directors shall immediately make full disclosure in an appropriate manner and the disclosing Director shall not participate in any decision or action in which there is a real or apparent conflict.

Fair Dealing

The Company adheres to a policy of Fair Dealing in all its undertakings. Directors shall endeavour to deal fairly with the Company’s security holders, customers, suppliers, competitors and employees. Taking unfair advantage through manipulation, concealment, abuse of privilege, misrepresentation and other unfair dealing practices is unacceptable.

Confidentiality

Directors shall maintain the confidentiality of information entrusted to them except in circumstances where disclosure is authorized or legally mandated. Confidential information shall not be used for personal gain and Directors shall adhere to the Company’s policy on Trading by Employees and Insiders.

Protection and Proper Use of Company Assets

Directors shall ensure that the Company’s assets are protected and properly and efficiently used for legitimate business purposes.

Corporate Opportunities

Directors owe duty to advance the Company’s legitimate interests whenever an opportunity arises and are prohibited from:

a)              Taking personal advantage of opportunities discovered through the use of corporate assets, property, information or their position;

b)             Using or deploying corporate assets, property, information or their position for personal gain; and

c)              Competing with the Company.

Incident Reporting

Directors are encouraged to promote ethical behavior in all things they do and to ensure a healthy ethical workplace. The Company, through the principles and standards adhered to by Directors, encourages officers and leaders to talk with employees about ethical behaviors and to provide guidance on their ethical concerns including advising employees on appropriate actions to be taken or behaviors to be followed. Violations of laws, rules, regulations or this Code of Business Conduct are to be reported to the appropriate officer or leader or to the ethics hot line.

The Directors on behalf of the Company will not allow any retaliation by officers or leaders in respect of reports made in good faith by any employee.

Waivers

Directors and executive officers whose conduct or actions has failed to meet or whose future conduct or actions may not meet the principles and standards set out in this Code of Business Conduct must report such failure or anticipated failure immediately to the Board of Directors. Such report shall contain a request for a waiver of such conduct and be filed with the Chairman of the Governance Committee for review and recommendation by that Committee. The Governance Committee shall examine the circumstances related to the failure or requested waiver for anticipated failure and make an appropriate recommendation to the Board of Directors. Any determination of the Board of Directors that non-compliance with the Code of Business Conduct has occurred or that, under the circumstances, a waiver be granted to a Director or executive officer shall be reported promptly to the shareholders.

Annual Review

Annually, the Company expects each Director to review this Code of Business Conduct and Ethics and to satisfy themselves that they have adhered to the stated principles and standards or if they have failed to do so to ensure such non-compliance has been reported to the Board of Directors.